[ON NUVEEN SECURITIES, LLC LETTERHEAD]

January 23, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                                                          Nuveen Investment Trust III

File No. 333-65269

Ladies and Gentlemen:

The undersigned, Nuveen Investment Trust III (the “Registrant”) and Nuveen Securities, LLC, the principal underwriter of Nuveen Symphony Floating Rate Income Fund, pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission under the Securities Act of 1933, as amended, hereby respectfully request that the Securities and Exchange Commission grant acceleration of the effectiveness of Post-Effective Amendment No. 50 to the Registrant’s Registration Statement on Form N-1A (Registration No. 333-65269) so that the same may become effective at 8:00 a.m., Eastern Time on January 28, 2015, or as soon thereafter as practicable.

Very truly yours,

NUVEEN INVESTMENT TRUST III

By:	/s/ Gifford R. Zimmerman
Gifford R. Zimmerman Chief Administrative Officer

NUVEEN SECURITIES, LLC

By:	/s/ Gifford R. Zimmerman
Gifford R. Zimmerman Managing Director and Assistant Secretary